Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended September 30, 2008
Income before provision for income taxes	$7,969
Minority interest	4,459
Equity in earnings of unconsolidated businesses	(458)
Dividends from unconsolidated businesses	761
Interest expense	1,302
Portion of rent expense representing interest	458
Amortization of capitalized interest	91

Income, as adjusted	$14,582

Fixed charges:
Interest expense	$1,302
Portion of rent expense representing interest	458
Capitalized interest	514

Fixed charges	$2,274

Ratio of earnings to fixed charges	6.41